File No. 812-__________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT
COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT
FROM SECTION 17(a) OF THE ACT

ING LIFE INSURANCE AND ANNUITY COMPANY
  VARIABLE ANNUITY ACCOUNT B OF ING LIFE INSURANCE AND ANNUITY COMPANY
  VARIABLE ANNUITY ACCOUNT I OF ING LIFE INSURANCE AND ANNUITY COMPANY

ING USA ANNUITY AND LIFE INSURANCE COMPANY
  SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE INSURANCE COMPANY
  SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND LIFE INSURANCE COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
  SECURITY LIFE SEPARATE ACCOUNT S-A1

ING INVESTORS TRUST

Communications, Notice, and Order to:

J. Neil McMurdie

Senior Counsel
ING Americas U.S. Legal Services
One Orange Way, C2N
Windsor, CT 06095

May 14, 2012

Exhibit Index on Page: 32

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
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ING LIFE INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF ING LIFE	)
INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF ING LIFE
INSURANCE AND ANNUITY COMPANY	)
) APPLICATION FOR AN ORDER
ING USA ANNUITY AND LIFE INSURANCE COMPANY	) OF APPROVAL PURSUANT
SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE	) TO SECTION 26(c) OF THE
INSURANCE COMPANY	) INVESTMENT COMPANY
SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND	) ACT OF 1940 AND AN
LIFE INSURANCE COMPANY	) ORDER OF EXEMPTION
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	) PURSUANT TO SECTION
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	) 17(b) OF THE ACT FROM
SEPARATE ACCOUNT NY-B	) SECTION 17(a) OF THE
) ACT
SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT S-A1)
ING INVESTORS TRUST.	)
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Investment Company Act of 1940)
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File No. 812-__________	)
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I - THE APPLICATION

     ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a “Company” and together, the “Companies”), Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account S-A1 (each, an “Account” and together, the “Accounts”) and ING Investors Trust, hereby submit this Application for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the “1940 Act”) and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act. The Companies, the Accounts and ING Investors Trust are collectively referred to herein as the “Applicants.”

     The Applicants seek an order from the Commission permitting the substitution of securities issued by a certain registered investment company held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the “Contracts”) issued by the Companies (the “Substitution”). More particularly, the Applicants propose to substitute shares of a certain series of ING Investors Trust (the “Substitute Fund”) for shares of a certain registered investment company currently held by subaccounts of the Accounts (the “Replaced Fund”) as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio

     The Applicants also hereby apply for an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit the Companies to carry out the Substitution by redeeming shares of the Replaced Fund in kind and using the proceeds to purchase shares issued by the Substitute Fund.

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS
AND THE CONTRACTS

A. The Companies. Each of the Companies is an indirect wholly owned subsidiary of ING Groep, N.V. (“ING”). ING is a global financial services holding company based in The Netherlands which is active in the field of insurance, banking and asset management. As a result, each Company likely would be deemed to be an affiliate of the others.

     1. ING Life Insurance and Annuity Company (“ING Life”). ING Life is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Through a December 31, 1976 merger, ING Life’s operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Through a December 31, 2005 merger, ING Life’s operations include the business of ING Insurance Company of America (“ING America”). Prior to May 1, 2002, ING Life was known as Aetna Life Insurance and Annuity Company (“Aetna”). ING Life is principally engaged in the business of issuing life insurance and annuities.

     ING Life is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

     2. ING USA Annuity and Life Insurance Company (“ING USA”). ING USA is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Through January 1, 2004 mergers, ING USA’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United Life and Annuity Insurance Company (“United Life and Annuity”), and USG Annuity and Life Company. Prior to January 1, 2004, ING USA was known as Golden American Life Insurance Company (“Golden”). ING USA is principally engaged in the business of issuing life insurance and annuities.

     ING USA is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

     3. ReliaStar Life Insurance Company of New York (“ReliaStar NY”). ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY’s operations include the business of First Golden American Life Insurance Company of New York (“First Golden”). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

     ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

     4. Security Life of Denver Insurance Company (“Security Life”). Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life’s operations include the business of Southland Life Insurance Company (“Southland”). Security Life is principally engaged in the business of issuing life insurance and annuities.

     Security Life is the depositor of Security Life Separate Account S-A1, a separate account that is registered with the Commission as a unit investment trust.

B. The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitution.1

[1]	Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.

     1. Variable Annuity Account B of ING Life Insurance and Annuity Company (“ING Life B”). ING Life B (File No. 811-2512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. The following Contracts will be affected by the Substitutions (File Nos. 033-34370 and 333-56297).

     2. Variable Annuity Account I of ING Life Insurance and Annuity Company (“ING Life I”). ING Life I (formerly ING Variable Annuity Account I of ING Insurance Company of America) (File No. 811-8582) was established by ING America (then known as Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of Connecticut to support the certain Contracts. The following Contract will be affected by the Substitutions (File Nos. 333-130825).

3. Separate Account B of ING USA Annuity and Life Insurance Company (“ING

USA B”). ING USA B (File No. 811-5626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. The following Contracts will be affected by the Substitutions (File Nos. 333-90516, 333-70600, 333-57218, 333-63692, 333-101481, 033-59261, 333-28679, 333-28769, 333-30180, 033-23351, 333-133944, 333-33914 and 333-28755).

     4. Separate Account EQ of ING USA Annuity and Life Insurance Company (“ING USA EQ”). ING USA EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-8524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The following Contract will be affected by the Substitutions (File No. 333-111686).

5. ReliaStar Life Insurance Company of New York Separate Account NY-B

(“ReliaStar NY B”). ReliaStar NY B (formerly Separate Account NY-B of First Golden American Life Insurance Company of New York) (File No. 811-7935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. The following Contract will be affected by the Substitutions (File Nos. 333-85618, 333-85326, 333-145826, 333-139695 and 333-115515).

     6. Security Life Separate Account S-A1 (“Security Life S-A1”). Security Life S-A1 (formerly Southland Separate Account A1)(File No. 811-8976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain Contracts. The following Contract will be affected by the Substitutions (File No. 333-119439).

     Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.

     Each Account is divided into subaccounts, each of which invests exclusively in shares of one investment company portfolio of ING Investors Trust, the Replaced Fund or another mutual fund. Each investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

     Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C. The Substitute Fund. The ING Large Cap Growth Portfolio, formerly known as the ING Wells Fargo Omega Growth Portfolio, a series of ING Investors Trust, will be used as the Substitute Fund. More information about the Substitute Fund’s fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

     ING Investors Trust. ING Investors Trust, formerly known as the GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. ING Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each effective series included in this substitution application is currently offered by prospectus dated April 30, 2012. ING Investors Trust has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 26, 2012.2

     Overall management services to the ING Large Cap Growth Portfolio are provided to by Directed Services, LLC (“DSL”). DSL is an investment adviser registered under the Investment Advisers Act of 1940, and a broker-dealer registered under the Securities Exchange Act of 1934. DSL, an indirect wholly owned subsidiary of ING, maintains its offices at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Under the terms of an investment advisory agreement between ING Investors Trust and DSL (the “Trust Management Agreement”), which agreement first became effective on October 24, 1997,3 DSL manages the business and affairs of each of the respective series of the ING Investors Trust, subject to the control and oversight of the ING

2

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

3

The Trust Management Agreement was approved by Contract Owners in connection with the acquisition of DSL by ING Groep, N.V. on October 24, 1997. The Trust Management Agreement was amended on May 24, 2002, and amended and restated on January 1, 2007. DSL or its predecessor companies have served as the investment manager of the ING Investors Trust since the inception of the ING Investors Trust.

Investors Trust Board of Trustees (the “Board”). Under the Trust Management Agreement, DSL is authorized to exercise full investment discretion and make all determinations with respect to the investment of the assets of the respective series, but may, at its own cost and expense, retain portfolio managers for the purpose of making investment decisions and research information available to ING Investors Trust.

     DSL delegates to subadvisers the responsibility for day-to-day management of the investments of the ING Large Cap Growth Portfolio, subject to DSL’s oversight. DSL also recommends the appointment of additional or replacement subadvisers to the Board. ING Investors Trust and DSL have received exemptive relief from the Commission that permits ING Investors Trust and DSL to add or terminate a subadviser without shareholder approval.4

     For these services, DSL receives advisory fees from the ING Large Cap Growth Portfolio. This fee is calculated based on a percentage of its average net assets. From this advisory fee DSL pays the fees of all sub-advisers.

D. The Replaced Fund. The Fidelity VIP Contrafund Portfolio, a series of the Fidelity Variable Insurance Products Fund II, will be replaced pursuant to any order issued pursuant to this Application. More information about the Replaced Fund’s fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

     Fidelity Variable Insurance Products Fund II. The Fidelity Variable Insurance Products Fund II is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-05511). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectus dated April 28, 2012. The Fidelity Variable Insurance Products Fund II (the Fidelity Variable Insurance Products Funds) are registered under the Securities Act of 1933 on Form N-1A (File No. 033-20773) which were last updated in an amendment to the registration statements filed on April 18, 2012.5

     Fidelity Management & Research Company serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds. Fidelity Management & Research Company is an investment adviser registered under the Advisers Act and maintains its offices at 82 Devonshire, Boston, Massachusetts 02109.

4	Investment Company Act of 1940 Release No. 25592 (May 24, 2002).
5

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

E. The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.6 The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTION
AND THE RELIEF REQUESTED

A. Summary of the Proposed Substitution. Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Substitute Fund for those of the Replaced Fund and transfer cash or securities held by the Replaced Fund to the Substitute Fund.

Accounts Holding
Replaced Fund	Substitute Fund	Replaced Fund Assets
Fidelity VIP Contrafund	ING Large Cap Growth	ING Life B; ING Life I;
Portfolio (Initial Class)	Portfolio – Class I	Security Life S-A1

Fidelity VIP Contrafund	ING Large Cap Growth	ING USA B; ING USA EQ;
Portfolio (Service Class 2)	Portfolio – Class S	ReliaStar NYB

     No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund, the Substitute Fund or any Contract Owner in connection with the Substitution.

     With respect to the Replaced Fund, the Applicants have determined that the investment objective and the investment policies of the Substitute Fund are similar as those of the Replaced Fund and therefore the essential objectives and risk expectations of those Contract Owners with interests in subaccounts of the Replaced Fund (individually, an “Affected Contract Owner” and, collectively, “Affected Contract Owners”) will continue to be met after the Substitution.

     Additionally, as is detailed below, the overall expenses of the Substitute Fund are less than those of the Replaced Fund. Applicants believe that, because the Substitute Fund will be offered over a substantially larger asset base than the Replaced Fund, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

6	See Section II. B. above.

B. Purposes of the Proposed Substitution. The principal purposes of the Substitution are as follows:

     1. Implement Business Plan. The Substitution is step in the Companies’ overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

     2. Influence. The Substitution will replace an unaffiliated fund with a fund that is advised and sub-advised by affiliates of the Companies. Additionally, the Substitute Fund will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Substitute Fund has greater sensitivity to the needs of Contract Owners. The Substitution will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

     Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitution involves extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund’s assets and other matters affecting the qualification of a fund’s sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-of-managers relief granted to the ING Investors Trust,7 a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

     The Companies believe that the Substitution will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

     3. Reduction of Costs. The replacement of the Replaced Fund, which is managed by an unaffiliated investment adviser, with the Substitute Fund which is managed by an affiliated investment adviser will allow the Companies to reduce costs by consolidating administration of the Substitute Fund with its other funds. Changes by the Replaced Fund now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the Substitute Fund so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

     4. Due Diligence. The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This

7	Investment Company Act of 1940 Release No. 25592 (May 24, 2002).

process contributes to the Companies’ ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitution will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

a. Shareholder Expenses

The Substitution would provide an immediate fee decrease to shareholders as illustrated in the table below.

	Replaced Fund: Fidelity VIP Contrafund Portfolio	Substitute Fund: ING Large Cap Growth Portfolio
Total Net	0.64% - Initial Class	0.60% - Class I
Expenses	0.89% - Service Class 2	0.85% - Class S

b. Performance

The Substitute Fund has a five-star overall Morningstar rating, whereas the Replaced Fund has a four-star overall Morningstar rating. Since the most recent inception date between the Substitute and Replaced Funds, the Substitute Fund significantly outperforms the Replaced Fund.

Section IV. B.1.d. Expense Ratios and Total Return illustrates each Fund’s performance in detail and illustrates that the Substitute Fund outperforms the Replaced Fund for all periods presented.

c. Portfolio Management Team Investment Process

The Substitute Fund is sub-advised by ING Investment Management Co. (“ING IM”), and the strategy is managed by a strong, proven management team. The Substitute Fund’s investment team led by Portfolio Managers that each in their own right have generated successful performance track records over the past several years owing largely to disciplined, risk-controlled investment processes and a clear focus on solid stock selection as a core competency rather than sector allocation.

C. Implementation. Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution (“Effective Date”), shares of the Replaced Fund will be redeemed for cash or in-kind. The Companies, on behalf of the Replaced Fund subaccount of each relevant Account, will simultaneously place a redemption request with the Replaced Fund and a purchase order with the Substitute Fund so that the purchase of Substitute Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Substitute Fund.

     The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s account value or death benefit, or in the dollar value of his or her investment in the applicable Account. Any in-kind redemption of shares of the Replaced Fund or in-kind purchase of shares of the Substitute Fund will, except as noted below, take place in substantial compliance with the conditions of Rule 17a-7 under the 1940 Act. No brokerage commissions, fees or other remuneration will be paid by either the Replaced Fund or the Substitute Fund or by Affected Contract Owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the policies of each investment company involved and with the general purposes of the 1940 Act.

     Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies’ obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners. The Substitution will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitution than before the Substitution. Also, as described more fully below, after notification of the Substitution and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Replaced Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

     All Affected Contract Owners will be notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application is first filed with the Commission. Among other information regarding the Substitution, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Replaced Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitution. Following the date the order requested by this Application is issued, but before the Effective Date, Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Replaced Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Replaced Fund subaccount and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from the Replaced Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitution. Additionally, all current Contract Owners will be sent prospectuses of the Substitute Fund before the Effective Date.

     Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of the Replaced Fund have been redeemed and that the shares of Substitute Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner’s account value before and immediately following the Substitution have changed as a result of the Substitution and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitution.

D. Relief Requested. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution.

IV - APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER
PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A. Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,8 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.9

     Congress responded to the Commission’s concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.10

8	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act.
See House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on
Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337
(1966).
9	See id.
[10]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

     The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.11 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitution.

B. Comparison of Fees and Expenses, Investment Objectives and Policies, Expense Ratios and Total Return. At the time of the Substitution the overall fees and expenses of the Substitute Fund will be less than those assessed by the Replaced Fund.12

     Furthermore, the Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract Owners will continue to be met after the Substitution.

     Applicants generally submit that the Substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.13

[11]	While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the
Commission has interpreted Section 26(b) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment
Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No.
12678 (Sept. 21, 1982) (emphasis added).
[12]	For two years following the implementation of the Substitution described herein, the net annual expenses of the
Substitute Fund will not exceed the net annual expenses of the Replaced Fund immediately preceding the
Substitution. To achieve this limitation, the Substitute Fund’s investment adviser will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.
[13]	See, e.g. ING USA Annuity and Life Insurance Company, et al., (File No. 812-13466), Investment Company Act
Release No. IC-28256 (April 28, 2008) (Notice), Investment Company Act Release No. 28285 (May 23, 2008)
(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13361), Investment Company Act
Release No. IC-27869 (June 20, 2007) (Notice), Investment Company Act Release No. 27885 (July 16, 2007)
(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13260), Investment Company Act
Release No. IC-27423 (July 20, 2006) (Notice), Investment Company Act Release No. 27445 (August 15, 2006)
(Order); ING USA Annuity and Life Insurance Company, et al., (File No. 812-13148), Investment Company Act
Release No. 27024 (August 1, 2005) (Notice), Investment Company Act Release No. 27052 (August 30, 2005)
(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13101), Investment Company Act
Release No. 26682 (November 29, 2004) (Notice), Investment Company Act Release No. 26711 (December 20,
2004) (Order); Phoenix Home Life Mutual Insurance Company, et al., (File No. 812-11004), Investment
Company Act Release No. 23288 (June 26, 1998) (Notice), Investment Company Act Release No. 23328 (July
22, 1998) (Order); Security Life of Denver Insurance Company, et al., (File No. 812-11010), Investment
Company Act Release No. 23234 (June 1, 1998) (Notice), Investment Company Act Release No. 23291 (June
29, 1998) (Order); Security Benefit Life Insurance Company, et al., (File No. 812-10850), Investment Company
Act Release No. 23016 (Jan. 30, 1998) (Notice), Investment Company Act Release No. 23046 (Feb. 26, 1998)
(Order); Fortis Benefits Insurance Company, et al., (File No. 812-10752), Investment Company Act Release No.
22906 (Nov. 24, 1997) (Notice), Investment Company Act Release No. 22949 (Dec. 22, 1997) (Order); Western
National Life Insurance Company, et al., (File No. 812-10788), Investment Company Act Release No. 22901
(Nov. 21, 1997) (Notice), Investment Company Act Release No. 22946 (Dec. 17, 1997) (Order); Western
Reserve Life Assurance Co. Of Ohio, et al., (File No. 812-10760), Investment Company Act Release No. 22897
(Nov. 19, 1997) (Notice), Investment Company Act Release No. 22944 (Dec. 16, 1997) (Order); Integrity Life
Insurance Company, et al., (File No. 812-10738), Investment Company Act Release No. 22859 (Oct. 17, 1997)
(Notice), Investment Company Act Release No. 22889 (Nov. 14, 1997) (Order); Acacia National Life Insurance
Company, et al., (File No. 812-10622), Investment Company Act Release No. 22855 (Oct. 10, 1997) (Notice),
Investment Company Act Release No. 22880 (Nov. 6, 1997) (Order).

     Comparative information regarding fees and expenses (including management fee breakpoints),14 investment objectives and policies, expense ratios and total return for the proposed Substitution is as follows.

1.	ING Large Cap Growth Portfolio for the Fidelity VIP Contrafund Portfolio. a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund	0.55%	0.00%	0.10%	0.04%	0.69%	- 0.09%[15]	0.60%
· ING Large Cap Growth
Portfolio – Class I
Replaced Fund	0.56%	0.00%	- -	0.09%	0.65%	- 0.01%	0.64%
· Fidelity VIP Contrafund
Portfolio – Initial Class

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund	0.55%	0.25%	0.10%	0.04%	0.94%	- 0.09%[15]	0.85%
· ING Large Cap Growth
Portfolio – Class S
Replaced Fund	0.56%	0.25%	- -	0.09%	0.90%	- 0.01%	0.89%
· Fidelity VIP Contrafund
Portfolio – Service Class 2

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio
Total Net Expenses: 0.64% - Initial Class	Total Net Expenses: 0.60% - Class I
0.89% - Service Class 2	0.85% - Class S

Management Fee: 0.56% [16]	Management Fee: 0.55% on all assets.

[14]

The tables show the estimated operating expenses for the Substitute Fund and the Replaced Fund as a ratio of expenses to average daily net assets. The fees and expenses for the Substitute Fund are those which will be in effect before the Effective Date of the Substitution. The fees and expenses of the Replaced Fund are based on net assets as of the date of their most recent prospectus.

[15]

Directed Services LLC, the adviser, is contractually obligated to limit expenses to 0.60% and 0.85% for Class I and Class S shares, respectively, through May 1, 2013; the obligation does not extend to interest, taxes, brokerage, extraordinary expenses, Acquired Fund Fees and Expenses. This obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the management agreement and is subject to possible recoupment by adviser within three years. The amount of the Portfolio's expenses to be waived, reimbursed or recouped by Directed Services LLC is shown under the heading "Expense Waivers."

[16]

The management fee for the Replaced Fund has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the average net assets of all mutual funds advised by Fidelity Management & Research Company. The group fee rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 2011, the group fee rate was 0.26%. The individual fund fee rate for the Replaced Fund is 0.30%. The total management fee for the fiscal year ended December 31, 2011, was 0.56% of the fund’s average net assets. Because the fund’s management fee rate may fluctuate, the fund’s management fee may be higher or lower in the future.

     c. Investment Objectives and Policies. The ING Large Cap Growth Portfolio seeks long-term capital growth while the Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation. Although not articulated exactly the same way, these investment objectives are similar and the principal investment strategies and resources that are employed by each to fulfill its objective are also substantially similar. Each portfolio is actively managed and relies mainly on “bottom-up” fundamental research (assessment of a company’s business fundamentals) for investment ideas. Both invest primarily in common stocks of large-cap U.S. companies, and the investment management team for each portfolio shares the same philosophy that stock prices follow earnings and, hence, place emphasis on earnings growth as a criterion for investment. Although the Fidelity VIP Contrafund Portfolio, by prospectus, may invest in either “growth” or “value” stocks, in practice it has exhibited a clear “growth” bias – for example, it has averaged approximately 41% of total assets in Growth stocks since 2007, versus a Large Blend category average of 32%. Consequently, the holdings of each portfolio are currently placed in the Large Growth style box.

     d. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of December 31, 2011, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund	0.60%	2.48%	18.79%	6.39%	--	7.71%
· ING Large Cap Growth Portfolio –
Class I
Replaced Fund	0.64%	-2.53%	15.74%	0.95%	--	5.84%
· Fidelity VIP Contrafund Portfolio
– Initial Class

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception

Substitute Fund	0.85%	2.24%	18.50%	6.12%	--	6.01%
· ING Large Cap Growth Portfolio –
Class S
Replaced Fund	0.89%	-2.78%	15.48%	0.69%	--	5.58%
· Fidelity VIP Contrafund Portfolio
– Service Class 2

     e. Post Substitution Net Assets. The estimated net assets of the ING Large Cap Growth Portfolio – Class I immediately following the proposed substitution will be approximately $812 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of March 30, 2012.

     The estimated net assets of the ING Large Cap Growth Portfolio – Class S immediately following the proposed substitution will be approximately $1,213 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of March 30, 2012.

C. Consequence of the Substitution. Applicants maintain that Contract Owners will be better served by the proposed Substitution. Applicants anticipate that the replacement of the Replaced Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. The Substitute Fund will be managed according to a similar investment objective and policies as the Replaced Fund. Moreover, the overall expenses of the Substitute Fund are less than those of the Replaced Fund.

     Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitution as they have been with the array of subaccounts offered before the Substitution. The proposed Substitution retains for Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitution is implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitution.

D. Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitution, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitution. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.

The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies’ obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitution, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners. The Substitution will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitution than before the Substitution. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitution.

E. Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of the Replaced Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

     As noted above, each Affected Contract Owner will receive a copy of a Contract prospectus supplement informing them of the Substitution. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) Substitute Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F. The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account.

     The Companies reserved this right of substitution both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G. The Substitution is not the type of substitution which Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract, but the average number of available subaccounts in all Contracts after the Substitution will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

     The Substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies’ size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitution.

H. Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Companies. Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

     Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Companies to carry out the Substitution by redeeming shares of the Replaced Fund in kind and using the redemption proceeds to purchase shares of the Substitute Fund.

A. Applicable Law. Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, from selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, from purchasing any security or other property from such registered investment company. Section 2(a)(3) of the 1940 Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

     Because the Companies through the Accounts each may own more than 5% of the Replaced Fund’s shares, each may be an affiliated person of the Replaced Fund. If a Company owns fewer than 5% of the shares of the Replaced Fund, it may nonetheless be an affiliated person of the Replaced Fund because another Company owns more than 5% of such shares.

     In addition, because the Companies are under common control, they are all affiliated persons of each other and of the Substitute Fund. Although Applicants do not believe that this would, by itself, result in the Substitute Fund being under common control with the Companies17, to remove any doubt about the status of the transactions involving either the Replaced Fund or the Substitute Fund, Applicants are treating both as if each could be deemed to be under common control or affiliated.

     As explained in section III. C. of this Application, the Companies anticipate redeeming the Replaced Fund shares in-kind and using the proceeds to purchase shares of the Substitute Fund. The transfers of portfolio securities from the Replaced Fund could be said to be a sale of securities to the Substitute Fund. Conversely, this transfer could be said to be a purchase of securities by the Substitute Fund from the Replaced Fund. Although the matter is not free from doubt, the sale and purchase transactions of shares of securities between investment companies could be said to come within the scope of Sections 17(a)(1) and 17(a)(2) of the 1940 Act, respectively. Therefore, the Substitution may require an exemption from Section 17(a) of the 1940 Act, pursuant to Section 17(b) of the 1940 Act.

     Section 17(b) of the 1940 Act provides that the Commission may grant an Order exempting transactions prohibited by Section 17(a) of the 1940 Act upon application if evidence establishes that:

     1. The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve over-reaching on the part of any person concerned;

     2. The proposed transaction is consistent with the investment policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and

     3. The proposed transaction is consistent with the general purposes of the 1940 Act.

[17]	This is particularly true where, as here, the Replaced Fund and Substitute Fund have different boards of directors/trustees, including different disinterested trustees and different officers.

     Rule 17a-7 under the 1940 Act exempts from the prohibitions of Section 17(a), subject to certain enumerated conditions, a purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers. The Companies (as well as the Replaced Fund and the Substitute Fund) cannot, however, rely on Rule 17a-7 in connection with their participation in the Substitution because they would not necessarily be affiliated persons of each other solely by reason of having a common investment adviser or affiliated investment advisers, common directors, and/or common officers. Moreover, one of the conditions enumerated in the Rule is that the transaction be a purchase or a sale for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available. The proposed purchase of shares of the Substitute Fund with investment securities of the Replaced Fund, however, entails the purchase and sale of securities for securities (albeit ones for which market quotations are readily available).

B. Specific Representations. Applicants submit that the terms of the Substitution by the Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. Applicants also submit that the Substitution by the Companies is consistent with the policies of the Substitute Fund and the Replaced Fund, as recited in the current registration statements and reports filed by each under the 1940 Act. Finally, Applicants submit that the Substitution is consistent with the general purposes of the 1940 Act.

     The Commission has previously granted exemptions from Section 17(a) to a number of applicants that have proposed to purchase shares of an open-end management investment company with investment securities of the type that the investment company might otherwise purchase for its portfolio in the ordinary course of business.18 In circumstances substantially

[18]	The Life Insurance Company of Virginia, et al., Inv. Co. Act Rel. No.20346 (June 8, 1994) (Order), File No.
812-8524. Employee benefit plan sponsored by the parent of the investment adviser of an open-end management series investment company purchased shares of two investment portfolios of the company with investment securities of the plan. Applicants represented that they would, in substance, comply with all but one of the conditions of Rule 17a-7.

TCW High Grade Fixed Income Limited Partnership et al., Inv. Co. Act Rel. No. 19286 (February 23, 1993)
(Order), File No. 812-8100. Five limited partnerships each entered into and effected an Agreement and Plan of
Exchange with an open-end management investment company whereby each partnership transferred all of its assets and liabilities to an investment portfolio of the company (having the same investment objectives as the partnership) in exchange for shares of the company.

The Variable Annuity Life Insurance Company et al., Inv. Co. Act Rel. No. 18326 (Sept. 2, 1991) (Order), File
No. 812-7698. In connection with a substitution carried out pursuant to a Commission order under Section 26(b)
of the 1940 Act, an open-end series investment company underlying variable annuity separate accounts registered as unit investment trusts purchased shares of another such series investment company with investment securities from its portfolios. Applicants represented that they would, in effect, comply with all but one of the conditions of Rule 17a-7.

identical to those presented in this Application, the Commission also has previously exempted persons affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.19 In these cases, the Commission issued an order

Rosenberg Series Trust, Inv. Co. Act Rel. No. 18024 (March 1, 1991) (Order), File No. 812-7578. Subject to the limitations of Section 12(d)(1) of the 1940 Act, applicant open-end management investment company sold its shares to an affiliated open-end management investment company for investment securities.

GMO Core Trust, Inv. Co. Act Rel. No. 15415 (Nov. 14, 1986) (Order), File No. 812-6388. An open-end management investment company having a $500,000 minimum purchase payment requirement routinely sells its shares for investment securities of the type permitted by its investment objectives, subject to certain conditions unique to its situation.

Lazard Special Equity Fund, Inc. et al., Inv. Co. Act Rel. No. 15191 (July 3, 1986) (Order), File No. 812-6255. An open-end management investment company consolidated the investment portfolios of a limited partnership and a private account managed by its investment adviser with those of one of its portfolios by selling shares to the partnership and the private account for cash and for investment securities held by the partnership and the private account.

[19]	National Life Insurance Company, et al., Inc. Co. Act Rel. No. 24750 (Nov. 27, 2000) (Order); File No. 812-
12068. In connection with a series of substitutions carried out pursuant to a Commission order under Section
26(b) of the 1940 Act, an insurance company depositor redeemed in kind shares of a number of portfolios of a registered series investment company underlying a variable annuity and variable life insurance separate account and used the redemption proceeds to purchase shares of similar or corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of
Rule 17a-7.

Hartford Life and Annuity Insurance Company et al., Inv. Co. Act Rel. No. 23742 (Mar. 17, 1999) (order), Inv.
Co. Act Rel. No. 23701 (Feb. 19, 1999) (notice), File No. 812-11396. In connection with a substitution carried out pursuant to a Commission order under Section 26(b) of the 1940 Act, an insurance company depositor redeemed in kind shares of a number of portfolios of a registered series investment company underlying two variable life insurance separate accounts and used the redemption proceeds to purchase shares of similar or corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of Rule 17a-7.

The Life Insurance Company of Virginia et al., Inv. Co. Act Rel. No. 22939 (Dec. 11, 1997) (order), Inv. Co.
Act Rel. No. 22890 (Nov. 14, 1997) (notice), File No. 812-10674. In connection with a substitution carried out pursuant to a Commission order under Section 26(b) of the 1940 Act, two insurance company depositors redeemed in kind shares of a number of portfolios of four registered series investment company underlying several variable annuity and variable life insurance separate accounts and used the redemption proceeds to purchase shares of similar or corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of Rule 17a-7.

Great-West Life & Annuity Insurance Company et al., Inv. Co. Act Rel. No. 22609 (April 8, 1997) (order), Inv.
Co. Act Rel. No. 22549 (March 10, 1997) (notice), File No. 812-10328. In connection with a substitution carried out pursuant to a Commission order under Section 26(b) of the 1940 Act, an insurance company depositor redeemed in kind shares of several portfolios of a registered series investment company underlying a variable annuity separate account and used the redemption proceeds to purchase shares of similar or corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of Rule 17a-7.

Connecticut Mutual Life Insurance Company et al, Inv. Co. Act Rel. No. 21888 (April 11, 1996) (order), Inv.
Co. Act Rel. No. 21827 (March 15, 1996) (notice), File No. 812-9902. In connection with a substitution carried out pursuant to a Commission order under Section 26(b) of the 1940 Act, several insurance company depositors redeemed in kind shares of several portfolios of a registered series investment company underlying variable life insurance separate accounts and variable annuity separate accounts and used the redemption proceeds to purchase shares of similar or corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of Rule 17a-7.

American Life/Annuity Series et al., Inv. Co. Act Rel. No. 17246 (Nov. 29, 1989) (order), Inv. Co. Act Rel. No.
17201 (Nov. 3, 1989) (notice), File No. 812-7389. Several portfolios of a registered series investment company pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

     1. Reasonableness and Fairness and the Absence of Overreaching. Applicants submit that, to the extent that the Substitution is deemed to involve principal transactions between affiliates, the procedures described in Section III. C. of this Application and the terms and conditions set forth in Sections VI. A. and B. of this Application demonstrate that neither the Replaced Fund, the Substitute Fund, the Accounts nor other any Applicant will be participating in the Substitution on a basis less advantageous than that of any other participant. In particular, Applicants maintain that the consideration to be paid by the Substitute Fund, and received by the Replaced Fund, is fair and reasonable and that the transactions do not involve overreaching because the Substitution will not result in the dilution of the interests of any Affected Contract Owner and will not effect any change in economic interest, contract value or the dollar value of any Contract held by an Affected Contract Owner and, except as noted below, because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value with no change in the amount of any Contract Owner's account value or in the dollar value of his or her investment in the Accounts. Even though the Companies may not rely on Rule 17a-7, Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

     When the Commission first proposed20 and then adopted21 Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” Applicants assert that where, as here, they or the relevant investment company would comply in substance with, but cannot meet all the literal requirements of, the principal conditions of such a Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

     The board of trustees of the Replaced Fund and the Board of the Substitute Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the funds of each may purchase and sell securities from and to their affiliates. The Companies and the investment advisers will carry out the Substitution in conformity with all of the conditions of Rule l7a-7 and the Replaced Fund’s and Substitute Fund’s procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the Substitution will be such as to offer the same degree of protection to the Substitute Fund and the Replaced Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, because of the circumstances surrounding the Substitution, no investment manager to the Replaced Fund could “dump”

underlying variable life insurance separate accounts and variable annuity separate accounts sold investment securities to corresponding series of another registered series investment company. Applicants represented that they would, in effect, follow all but one of the conditions of Rule 17a-7.
[20]	Investment Company Act of 1940 Release Number 4604 (May 20, 1966).
[21]	Investment Company Act of 1940 Release Number 4697 (Sept. 8, 1966).

undesirable securities on the Substitute Fund or retain its desirable securities for other portfolios or have them transferred to its other advisory clients. Nor can the Companies (or any of the affiliates of each) effect the proposed transactions at a price that is disadvantageous to the Substitute Fund or the Replaced Fund. Although the transaction may not be entirely for cash, it will, except as noted below, be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of the Substitute Fund and the Replaced Fund valued in accordance with the procedures disclosed in the registration statements for each and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed transaction. In addition, the Board will subsequently review the Substitution and make the determinations required by paragraph (e)(3) of Rule 17a-7.

     With regard to the Substitution involving in-kind redemptions, the Applicants represent that the investment adviser of the Substitute Fund and the investment adviser to the Replaced Fund will value securities selected for transfer between the two funds in a manner that is consistent with the current methodology used to calculate the daily net asset value of the Replaced Fund. Where the Replaced Fund’s investment adviser employs certain third party, independent pricing services to value securities held by the Replaced Fund (“Vendor Pricing”), the investment adviser of the Substitute Fund and the Replaced Fund’s investment adviser will employ Vendor Pricing to value securities held by the Replaced Fund that are selected for transfer to the Substitute Fund. Vendor Pricing will be used in the Substitution. Applicants represent that any redemption in-kind will be effected at approximately the Applicants’ proportionate share of the Replaced Fund’s then current net assets, and thus will not result in the dilution of the interests of the remaining shareholders. Furthermore, Applicants represent that neither the Applicants nor any other party with the ability and pecuniary incentive to influence the redemption in-kind will select, or influence the selection of, the distributed securities. In the event that the Replaced Fund holds illiquid or restricted securities or assets that are not otherwise readily distributable or if a transfer of a proportionate share of securities would result in the parties holding odd lots, the investment advisers may agree to have the Replaced Fund transfer to the Substitute Fund an equivalent amount of cash instead of securities.

     After the assets have been contributed to the Substitute Fund, responsibility for valuation of the securities held by the Substitute Fund will shift to the valuation committee of the Substitute Fund’s Board of Trustees. At the end of the first trading following the transfer, the appropriate valuation agent and custodian for the Substitute Fund will value the securities held by the Substitute Fund. The foregoing notwithstanding, the Board of Trustees for the Substitute Fund will retain ultimate responsibility for valuation decisions.

     The Applicants believe that the use of neutral, third party vendor prices will ensure that both portfolios utilize unbiased evaluations in determining respective security and, ultimately, portfolio market values. In the event that independent pricing services do not provide valuations for a specific security selected for transfer, the investment adviser for the Substitute Fund and the Replaced Fund’s investment adviser, in accordance with paragraph (b)(4) of Rule 17a-7 under the 1940 Act, will rely on the “average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry . . . ” in valuing any such security.

     2. Policies of the Replaced Fund and the Substitute Fund. Applicants state that the Substitution will take place in accordance with the requirements enumerated in Rule 17a-7 under the 1940 Act and with the approval of the Board, except that the Substitution may be effected in cash or in-kind, and, with regard to the Substitute Fund, as applicable, may be valued in a manner other than as specified in Rule 17a-7. Rule 17a-7 requires, in relevant part, that:

(a)	The transaction is a purchase or sale, for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available;
(b)

The transaction is effected at the independent current market price of the security. For purposes of this paragraph the “current market price” shall be: . . . (4) . . . the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry;

(c)

The transaction is consistent with the policy of each registered investment company and separate series of a registered investment company participating in the transaction, as recited in its registration statement and reports filed under the [1940] Act;

(d)	No brokerage commission, fee (except for customary transfer fees), or other remuneration is paid in connection with the transaction;
(e)

The board of directors of the investment company, including a majority of the directors who are not interested persons of such investment company, (1) adopts procedures pursuant to which such purchase or sales transactions may be effected for the company, which are reasonably designed to provide that all of the conditions of this section in paragraphs (a) through (d) have been complied with, (2) makes and approves such changes as the board deems necessary, and (3) determines no less frequently than quarterly that all such purchases or sales made during the preceding quarter were effected in compliance with such procedures;

(f)	The board of directors of the investment company satisfies the fund governance standards defined in Section 270.0-1(a)(7); [and]
(g)

The investment company (1) maintains and preserves permanently in an easily accessible place a written copy of the procedures (and modifications thereto) described in paragraph (e) of this section, and (2) maintains and preserves for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in a readily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold, the identity of the person on the other side of the transaction, the terms of the purchase or sale transaction, and the information or materials upon which the determination described in paragraph (e)(3) of this section were made.

     In addition, Applicants further represent that the Substitution is consistent with the policies and undertakings of the Replaced Fund and the Substitute Fund, as recited in the current prospectuses and statements of additional information relating to each.

     The Substitution is consistent with the general purposes of the 1940 Act, as enunciated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transaction does not present any of the issues or abuses that the 1940 Act is designed to prevent. Moreover, the proposed transaction will be effected in a manner consistent with the public interest and the protection of investors, as required by Section 6(c) of the 1940 Act. Contract Owners will be fully informed of the terms of the Substitution through the prospectus supplements and the Post-Substitution Confirmation and will have an opportunity to withdraw from the Replaced Fund through reallocation to another subaccount or otherwise terminate their interest thereof in accordance with the terms and conditions of their Contract prior to the Effective Date.

C. Request for Order. Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting the Applicants and the Replaced Fund from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit the Companies to carry out in kind the Substitution of shares held by corresponding subaccounts of each of the Accounts.

VI - CONDITIONS

A. The Substitution will not result in the type of costly forced redemptions that Section 26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant conditions of the Substitution described in this Application include:

     1. The Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund, so that the objective of the Affected Contract Owners can continue to be met;

     2. For two years following the implementation of the Substitution described herein, the net annual expenses of the Substitute Fund will not exceed the net annual expenses of the Replaced Fund immediately preceding the Substitution. To achieve this limitation, ING Investments will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution;

     3. Affected Contract Owners may reallocate amounts from the Replaced Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

     4. The Substitution will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

     5. The Substitution will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

     6. The Substitution will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the Substitute Fund. No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund or the Substitute Fund or Affected Contract Owners in connection with the Substitution;

     7. The Substitution will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

     8. The Companies will send to their Affected Contract Owners within five (5) business days of the Substitution a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitution) and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the Substitution. With the Post-Substitution Confirmations the Companies will remind Affected Contract Owners that they may reallocate amounts from the Substitute Fund without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract; and

     9. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners.

     10. Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

     The Applicants consent to be bound by the terms and conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

B. The Substitution and related transactions described in this Application will not be completed unless all of the following additional conditions are met:

     1. The Commission shall have issued an order (a) approving the Substitution under Section 26(c) of the 1940 Act; and (b) exempting the in-kind redemptions from the provisions of Section 17(a) of the 1940 Act as necessary to carry out the transaction described in this Application;

     2. A registration statement for the Substitute Fund is effective and the investment objectives and policies and fees and expenses for the Substitute Fund as described herein have been implemented;

     3. Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a prospectus for the Substitute Fund, and (c) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and

     4. The Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of investment company shares in the manner contemplated by the Substitution and related transactions described herein; (b) the transaction can be consummated as described in this Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

VII - PROCEDURAL MATTERS

A. Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C. Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D. All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are attached hereto as Exhibits B.

E. The proposed notice in the Federal Register required by Rule 0-2(g) is attached hereto as Exhibit C.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 4th day of May, 2012.

ING Life Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I

By:	/s/ Michael S. Smith
Name:	Michael S. Smith
Title:	Vice President
Date:	May 4, 2012

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 4th day of May, 2012.

ING USA Annuity and Life Insurance Company and its Separate Account B and its Separate Account EQ

By:	/s/ Michael S. Smith
Name:	Michael S. Smith
Title:	President
Date:	May 4, 2012

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 4th day of May, 2012.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By:	/s/ Mary Bea Wilkinson
Name:	Mary Bea Wilkinson
Title:	Vice President
Date:	May 4, 2012

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 4th day of May, 2012.

Security Life of Denver Insurance Company and its Separate Account S-A1

By:	/s/ Michael S. Smith
Name:	Michael S. Smith
Title:	Vice President
Date:	May 4, 2012

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 11th day of May, 2012.

ING INVESTORS TRUST

By:	/s/ Kimberly A. Anderson
Name:	Kimberly A. Anderson
Title:	Senior Vice President
Date:	May 11, 2012

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions
Exhibit C	Proposed Federal Register Notice

Exhibit A-1

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and an Order of Exemption Pursuant to Section 17(b) of said Act from Section 17(a) of said Act, for and on behalf of ING Life Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I, that the undersigned is a Vice President of ING Life Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael S. Smith
Name: Michael S. Smith
Title: Vice President
Sworn and subscribed to before me, a notary public, this 7th day of May, 2012.
Notary Public: /s/Tabitha E. Muniz
My Commission Expires: 12/10/2014

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muniz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
Member, Pennsylvania Association of Notaries

Exhibit A-2

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and an Order of Exemption Pursuant to Section 17(b) of said Act from Section 17(a) of said Act, for and on behalf of ING USA Annuity and Life Insurance Company and its Separate Account B and its Separate Account EQ, that the undersigned is the President of ING USA Annuity and Life Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael S. Smith
Name: Michael S. Smith
Title: President
Sworn and subscribed to before me, a notary public, this 7th day of May, 2012.
Notary Public: /s/Tabitha E. Muniz
My Commission Expires: 12/10/2014

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muniz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
Member, Pennsylvania Association of Notaries

Exhibit A-3

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and an Order of Exemption Pursuant to Section 17(b) of said Act from Section 17(a) of said Act, for and on behalf of ReliaStar Life Insurance Company of New York and its Separate Account NY-B, that the undersigned is a Vice President of ReliaStar Life Insurance Company of New York, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Mary Bea Wilkinson
Name: Mary Bea Wilkinson
Title: Vice President

State of New York
County of New York
Sworn and subscribed to before me, a notary public, this 4th day of May, 2012.

/s/ Maria Richards
Notary Public

Maria Noemi Richards
Notary Public, State of New York
No. 01RI6235359
Qualified in New York County
Commission Expires February 7, 2015

Exhibit A-4

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and an Order of Exemption Pursuant to Section 17(b) of said Act from Section 17(a) of said Act, for and on behalf of Security Life of Denver Insurance Company and its Separate Account S-A1, that the undersigned is a Vice President of Security Life of Denver Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael S. Smith
Name: Michael S. Smith
Title: Vice President
Sworn and subscribed to before me, a notary public, this 7th day of May, 2012.
Notary Public: /s/Tabitha E. Muniz
My Commission Expires: 12/10/2014

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muniz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
Member, Pennsylvania Association of Notaries

Exhibit A-5

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Kimberly A. Anderson has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and an Order of Exemption Pursuant to Section 17(b) of said Act from Section 17(a) of said Act, for and on behalf of ING Investors Trust, that the undersigned is a Secretary of ING Investors Trust, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/Huey P. Falgout, Jr.
Name: Huey P. Falgout, Jr.
Title:	Secretary

Sworn and subscribed to before me, a notary public, this 10th day of May, 2012.
Notary Public: /s/Amelia Anderson
My Commission Expires: September 21, 2013

Notarial Seal
Notary Public State of Arizona
Maricopa County
Amelia Anderson
My Commission Expires
09/21/2013

Exhibit B-1
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
ING LIFE INSURANCE AND ANNUITY COMPANY

     The undersigned, being all of the members of the Board of Directors of ING Life Insurance and Annuity Company, a Connecticut corporation (the “Company”), in lieu of a meeting of the Board of Directors of the Company as permitted by Section 33-749 of the Connecticut General Statutes, and Article III, Section 11 of the Bylaws of the Company, do hereby adopt the following resolutions, effective May 10, 2012, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

     WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached as Exhibit A.

     NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company’s behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

     This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/PatrickG.Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

2

Exhibit B-2
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY

     The undersigned, being all the members of the Board of Directors of ING USA Annuity and Life Insurance Company, an Iowa corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company as permitted by Iowa Code 490.821 and Article III, Section 11 of the Company’s Bylaws, do hereby adopt the following resolution, effective May 10, 2012 which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

     WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account B and its Separate Account EQ with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

     NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company’s behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account B and its Separate Account EQ with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

     This Written Action may be written in counterparts, and each such counterpart shall be deemed an original.

/s/ Patrick G. Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

2

Exhibit B-3
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE EXECUTIVE COMMITTEE OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

     The undersigned, being all of the members of the Executive Committee of Reliastar Life Insurance Company of New York, a New York corporation (the “Company”), hereby consent to the taking of the actions described in the resolution set forth below, and such resolution shall constitute resolution and action duly adopted and taken by the Executive Committee of the Board of Directors without a meeting, effective May 10, 2012.

Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

     WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account NY-B with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached as Exhibit A.

     NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company’s behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account NY-B with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

     This Written Action may be written in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Donald W. Britton
Donald W. Britton, Chairman

/s/ Richard K. Lau
Richard K. Lau

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

/s/ Charles B. Updike
Charles B. Updike

/s/ Ross M. Weale
Ross M. Weale

2

Exhibit B-4
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

     The undersigned, being all the members of the Board of Directors of Security Life of Denver Insurance Company, a Colorado corporation (the “Company”), in lieu of a meeting of the Board of Directors as permitted by Section 7-108-202 of the Colorado Statutes and Article III, Section 11 of the Bylaws of the Company, do hereby adopt the following resolutions, effective May 10, 2012, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

     WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Security Life Separate Account S-A1 with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

     NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company’s behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of that certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Security Life Separate Account S-A1 with shares of that certain affiliated advised and registered management investment companies, as more particularly described in the management memorandum attached hereto as Exhibit A.

     This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Patrick G. Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

2

Exhibit B-5
RESOLUTIONS

SECRETARY’S CERTIFICATE

ING INVESTORS TRUST

I, Huey P. Falgout, Jr., Secretary of the ING Investors Trust (“ING Funds”), hereby certify that the following resolutions were adopted by the Boards of Directors of the ING Funds on May 1, 2012:

WHEREAS, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company, each an insurance company affiliated with the ING Funds (each, an “Applicant” and collectively, the “Applicants”), intend to substitute certain assets held in various separate accounts of the Applicants and invested in non-proprietary funds with assets of certain series of the ING Funds; and WHEREAS, the Applicants intend to file an application seeking relief to permit the proposed substitutions and the ING Funds would need to join the application for substitution relief as co-applicants.

RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to prepare and file with the United States Securities and Exchange Commission an application, including any amendments to such application (the “Application”), for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) and under Section 17(b) of the 1940 Act exempting the ING Funds from the requirements of Section 17(a) of the 1940 Act to permit the ING Funds to participate in the proposed substitutions; and FURTHER RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, the ING Funds as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution, including, but not limited to, actions necessary or appropriate to carry out the proposed substitutions and the successful execution of the substitutions under the Application.

IN WITNESS WHEREOF, the undersigned has duly executed this Secretary’s Certificate this 2nd day of May 2012.

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

EXHIBIT C

Proposed Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-_______________; File No. 812-________

ING Life Insurance and Annuity Company, et al.

September ____, 2012

Agency: The Securities and Exchange Commission

Action: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) approving the substitution of securities and for an order of exemption pursuant to Section 17(b) of the 1940 Act.

Applicants: ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a “Company” and together, the “Companies”), Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account S-A1 (each, an “Account” and together, the “Accounts”) and ING Investors Trust are collectively referred to herein as the “Applicants.”

Summary: The Applicants have submitted an application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c), formerly Section (b), of the 1940 Act, permitting the substitution of securities issued by a certain registered investment company held by the Accounts to support certain in force variable annuity contracts (collectively, the “Contracts”) issued by the Companies. More particularly, the Applicants propose to substitute shares of certain series of ING Investors Trust (the “Substitute Fund”) for shares of certain series of the Fidelity Variable Insurance Products Fund II currently held by subaccounts of the various Accounts (the “Replaced Fund”) as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio

The Applicants also hereby apply for an order of exemption pursuant to Section 17(b) of the 1940 Act to permit certain in-kind redemptions and purchases in connection with the proposed Substitution.

Filing Date: The Application was filed on May 14, 2012.

Hearing Or Notification Of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ____________ ___, 2012, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: For the Commission: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-9303. For Applicants, J. Neil McMurdie, Esquire, ING US Legal Services, One Orange Way, C2N, Windsor, CT 06095.

For Further Information Contact: Jeffrey Foor, Senior Counsel, Office of Insurance Products, Division of Investment Management, at 202-551-6795.

Supplementary Information: The following is a summary of the Application. The complete Application is available for a fee from the Public Reference Branch of the Commission.

I - THE APPLICATION

The Applicants have requested that the Commission issue an order to permit the substitution (“Substitution”) of certain shares of a certain investment management company currently held by sub-accounts of the various Accounts for shares of a certain series of the Substitute Fund.

II - THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A. The Companies. Each of the Companies is an indirect wholly owned subsidiary of ING Groep, N.V. (“ING”). ING is a global financial services holding company based in The Netherlands which is active in the field of insurance, banking and asset management. As a result, each Company likely would be deemed to be an affiliate of the others.

     1. ING Life Insurance and Annuity Company (“ING Life”). ING Life is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Through a December 31, 1976 merger, ING Life’s operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Through a December 31, 2005 merger, ING Life’s operations include the business of ING Insurance Company of America (“ING America”). Prior to May 1, 2002, ING Life was known as Aetna Life Insurance and Annuity Company (“Aetna”). ING Life is principally engaged in the business of issuing life insurance and annuities.

     ING Life is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

     2. ING USA Annuity and Life Insurance Company (“ING USA”). ING USA is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Through January 1, 2004 mergers, ING USA’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United Life and Annuity Insurance Company (“United Life and Annuity”), and USG Annuity and Life Company. Prior to January 1, 2004, ING USA was known as Golden American Life Insurance Company (“Golden”). ING USA is principally engaged in the business of issuing life insurance and annuities.

     ING USA is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

     3. ReliaStar Life Insurance Company of New York (“ReliaStar NY”). ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY’s operations include the business of First Golden American Life Insurance Company of New York (“First Golden”). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

     ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

     4. Security Life of Denver Insurance Company (“Security Life”). Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life’s operations include the business of Southland Life Insurance Company (“Southland”). Security Life is principally engaged in the business of issuing life insurance and annuities.

     Security Life is the depositor of Security Life Separate Account S-A1, a separate account that is registered with the Commission as a unit investment trust.

B. The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitution.

     Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.

     Each Account is divided into subaccounts, each of which invests exclusively in shares of one investment company portfolio of ING Investors Trust, the Replaced Fund or another mutual fund. Each investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

     Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C. The Substitute Fund. The ING Large Cap Growth Portfolio, a series of ING Investors Trust, will be used as the Substitute Fund.

     ING Investors Trust, formerly known as the GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. ING Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each effective series included in this substitution application is currently offered by prospectus dated April 30, 2012. ING Investors Trust has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 26, 2012.

     Overall management services to the ING Large Cap Growth Portfolio are provided to by Directed Services, LLC (“DSL”). DSL is an investment adviser registered under the Investment Advisers Act of 1940, and a broker-dealer registered under the Securities Exchange Act of 1934. DSL, an indirect wholly owned subsidiary of ING, maintains its offices at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

     DSL delegates to subadvisers the responsibility for day-to-day management of the investments of the ING Large Cap Growth Portfolio, subject to DSL’s oversight. DSL also recommends the appointment of additional or replacement subadvisers to the Board. ING Investors Trust and DSL have received exemptive relief from the Commission that permits ING Investors Trust and DSL to add or terminate a subadviser without shareholder approval.1

     For these services, DSL receives advisory fees from the ING Large Cap Growth Portfolio. This fee is calculated based on a percentage of its average net assets. From this advisory fee DSL pays the fees of all sub-advisers.

1 Investment Company Act of 1940 Release No. 25592 (May 24, 2002).

D. The Replaced Fund. The Fidelity VIP Contrafund Portfolio, a series of the Fidelity Variable Insurance Products Fund II, will be replaced pursuant to any order issued pursuant to the Application.

E. The Contracts. The Contracts are individual variable annuity contracts. Owners of a Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - THE SUBSTITUTION

A.	The Funds and the Accounts. Subject to the approval of the Commission under Section
26	of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Substitute Fund for those of the Replaced Fund and transfer cash or securities held by the Replaced Fund to the Substitute Fund.

Replaced Fund	Substitute Fund	Accounts Holding Replaced Fund Assets
Fidelity VIP Contrafund Portfolio (Initial Class)	ING Large Cap Growth Portfolio – Class I	ING Life B; ING Life I; Security Life S-A1
Fidelity VIP Contrafund Portfolio (Service Class 2)	ING Large Cap Growth Portfolio – Class S	ING USA B; ING USA EQ; ReliaStar NYB

     The Substitute Fund and the Replaced Fund are registered as an open-end management investment company under the 1940 Act. Further, each is a series investment company as defined by Rule 18f-2 under the 1940 Act and issues separate series of shares of stock (for corporations) or of beneficial interest (for business trusts) in connection with each portfolio. The shares of each fund are registered under the 1933 Act on Form N-1A.

B. Fees and Expenses, Investment Objectives and Policies, Expense Ratios and Total Return, and Estimated Net Assets. As detailed below, the overall expenses of the Substitute Fund are less than those of the Replaced Fund.

     As described below, the Applicants have determined that the investment objective and the investment policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Contract owners with an interest in the subaccounts of the Replaced Fund will continue to be met after the Substitution.

     Also detailed below are the expense ratios (the ratio of operating expenses as a percentage of average net assets) and total return figures for the Substitute Fund and the Replaced Fund. The expense ratio for the Substitute Fund and the Replaced Fund is based on net assets as of the date of its most recent prospectuses. Expense ratios reflect all applicable contractual expense limitations. Total return figures since inception are only shown if the inception date is more recent than the applicable 1, 3, 5 or 10 year period.

     Also shown below is the estimated size (in net assets) of the Substitute Fund immediately following the Effective Date of the Substitution.

1.	ING Large Cap Growth Portfolio for the Fidelity VIP Contrafund Portfolio. a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund	0.55%	0.00%	0.10%	0.04%	0.69%	- 0.09%[2]	0.60%
· ING Large Cap Growth
Portfolio – Class I
Replaced Fund	0.56%	0.00%	- -	0.09%	0.65%	- 0.01%	0.64%
· Fidelity VIP Contrafund
Portfolio – Initial Class

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund	0.55%	0.25%	0.10%	0.04%	0.94%	- 0.09%[15]	0.85%
· ING Large Cap Growth
Portfolio – Class S
Replaced Fund	0.56%	0.25%	- -	0.09%	0.90%	- 0.01%	0.89%
· Fidelity VIP Contrafund
Portfolio – Service Class 2

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio
Total Net Expenses: 0.64% - Initial Class	Total Net Expenses: 0.60% - Class I
0.89% - Service Class 2	0.85% - Class S

Management Fee: 0.56% [3]	Management Fee: 0.55% on all assets.

2

Directed Services LLC, the adviser, is contractually obligated to limit expenses to 0.60% and 0.85% for Class I and Class S shares, respectively, through May 1, 2013; the obligation does not extend to interest, taxes, brokerage, extraordinary expenses, Acquired Fund Fees and Expenses. This obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the management agreement and is subject to possible recoupment by adviser within three years. The amount of the Portfolio's expenses to be waived, reimbursed or recouped by Directed Services LLC is shown under the heading "Expense Waivers."

3

The management fee for the Replaced Fund has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the average net assets of all mutual funds advised by Fidelity Management & Research Company. The group fee rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 2011, the group fee rate was 0.26%. The individual fund fee rate for the Replaced Fund is 0.30%. The total management fee for the fiscal year ended December 31, 2011, was 0.56% of the fund’s average net assets. Because the fund’s management fee rate may fluctuate, the fund’s management fee may be higher or lower in the future.

     c. Investment Objectives and Policies. The ING Large Cap Growth Portfolio seeks long-term capital growth while the Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation. Although not articulated exactly the same way, these investment objectives are similar and the principal investment strategies and resources that are employed by each to fulfill its objective are also substantially similar. Each portfolio is actively managed and relies mainly on “bottom-up” fundamental research (assessment of a company’s business fundamentals) for investment ideas. Both invest primarily in common stocks of large-cap U.S. companies, and the investment management team for each portfolio shares the same philosophy that stock prices follow earnings and, hence, place emphasis on earnings growth as a criterion for investment. Although the Fidelity VIP Contrafund Portfolio, by prospectus, may invest in either “growth” or “value” stocks, in practice it has exhibited a clear “growth” bias – for example, it has averaged approximately 41% of total assets in Growth stocks since 2007, versus a Large Blend category average of 32%. Consequently, the holdings of each portfolio are currently placed in the Large Growth style box.

     d. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of December 31, 2011, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Substitute Fund	0.60%	2.48%	18.79%	6.39%	--	7.71%
· ING Large Cap Growth Portfolio –
Class I
Replaced Fund	0.64%	-2.53%	15.74%	0.95%	--	5.84%
· Fidelity VIP Contrafund Portfolio
– Initial Class

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception

Substitute Fund	0.85%	2.24%	18.50%	6.12%	--	6.01%
· ING Large Cap Growth Portfolio –
Class S
Replaced Fund	0.89%	-2.78%	15.48%	0.69%	--	5.58%
· Fidelity VIP Contrafund Portfolio
– Service Class 2

     e. Post Substitution Net Assets. The estimated net assets of the ING Large Cap Growth Portfolio – Class I immediately following the proposed substitution will be approximately $812 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of March 30, 2012.

     The estimated net assets of the ING Large Cap Growth Portfolio – Class S immediately following the proposed substitution will be approximately $1,213 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution plus the corresponding Replaced Fund’s actual net assets invested in the Accounts as of March 30, 2012.

IV - IMPLEMENTATION

A. Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution (“Effective Date”), shares of the Replaced Fund will be redeemed for cash or in-kind. The Companies, on behalf of the Replaced Fund subaccount of each relevant Account, will simultaneously place a redemption request with the Replaced Fund and a purchase order with the Substitute Fund so that the purchase of Substitute Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Substitute Fund.

B. The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any affected Contract Owner’s account value or death benefit, or in the dollar value of his or her investment in the applicable Account. Any in-kind redemption of shares of the Replaced Fund or in-kind purchase of shares of the Substitute Fund will, except as noted below, take place in substantial compliance with the conditions of Rule 17a-7 under the 1940 Act. No brokerage commissions, fees or other remuneration will be paid by either the Replaced Fund or the Substitute Fund or by affected Contract Owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the policies of each investment company involved and with the general purposes of the 1940 Act.

C. Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies’ obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on affected Contract Owners. The Substitution will not cause the Contract fees and charges currently being paid by affected Contract Owners to be greater after the Substitution than before the Substitution. Also, as described more fully below, after notification of the Substitution and for 30 days after the Effective Date, affected Contract Owners may reallocate the subaccount value of the Replaced Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

D. Shortly after the date of the Application, all affected Contract Owners were notified of the Application by means of supplements to the Contract prospectuses. Among other information regarding the Substitution, the supplements will inform affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Replaced Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitution. Following the date the order requested by this Application is issued, but before the Effective Date, affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Replaced Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Replaced Fund subaccount and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from the Replaced Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitution. Additionally, all current Contract Owners will be sent prospectuses of the Substitute Fund before the Effective Date.

E. Within five (5) business days after the Effective Date, affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of the Replaced Fund have been redeemed and that the shares of Substitute Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner’s account value before and immediately following the Substitution have changed as a result of the Substitution and detail the transactions effected on behalf of the respective affected Contract Owner because of the Substitution.

V - APPLICANTS’ LEGAL ANALYSIS

A. Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Prior to the enactment of this provision in 1970, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that the 1940 Act be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.

B. Each of the prospectuses for the Contracts expressly disclose the reservation of the Companies the right, subject to compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account.

C. The Companies reserved this right of substitution both to protect themselves and their Contract owners in situations where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of its separate accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract owners and Companies.

D. Applicants maintain that Contract Owners will be better served by the proposed Substitution. Applicants anticipate that the replacement of the Replaced Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products. As noted above, the Substitute Fund will be managed according to similar investment objectives and policies as the Replaced Fund. Moreover, the overall fees of the Substitute Fund are less than those of the Replaced Fund.

E. In addition to the foregoing, Applicants generally submit that the proposed Substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.

F. Applicants anticipate that Contract owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitution as they have been with the array of subaccounts offered before the Substitution. The proposed Substitution retains for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer accumulated values and contract values between and among the remaining subaccounts as they could before the proposed Substitution.

G. Applicants assert that the proposed Substitution is not the type of substitution which Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer contract values into other subaccounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the subaccounts which invest in the Replaced Fund into any of the remaining subaccounts without cost or other disadvantage. The proposed Substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

H. Applicants maintain that the proposed Substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific types of insurance coverage’s offered by the various Companies under the Contracts as well as numerous other rights and privileges set forth in each Contract. Contract owners may also have considered the size, financial condition, type, and reputation of ING and the various Companies. These factors will not change because of the proposed Substitution.

I. Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

J. Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company. Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

K. Applicants maintain that the terms of the Substitution, including the consideration to be paid and received by the Replaced Fund or the Substitute Fund, are reasonable, fair and do not involve overreaching principally because the transactions do not cause owners' interests under a Contract to be diluted and because the transactions will conform with the principal conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value with no change in the amount of any Contract owner's Contract or cash value, accumulation value or death benefit or in the dollar value of his or her investment in any of the Accounts.

L. Applicants submit that the Substitution by the Companies is consistent with the policies of the Substitute Fund and the Replaced Fund, as recited in the current registration statements and reports filed by each under the 1940 Act. Applicants also submit that the Substitution is consistent with the general purposes of the 1940 Act.

M. Applicants submit that, to the extent that the Substitution is deemed to involve principal transactions between affiliates, the procedures and terms and descriptions described in the Application demonstrate that neither the Replaced Fund, the Substitute Fund, the Accounts nor any other Applicant will be participating in the Substitution on a basis less advantageous than that of any other participant. Even though the Applicants may not rely on Rule 17a-7, Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

N. The boards of directors of the Replaced Fund and the Substitute Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the portfolios or funds of each may purchase and sell securities to and from their affiliates. The Companies and the investment advisers will carry out the Substitution in conformity with the principal conditions of Rule l7a-7 and the Replaced Fund’s and the Substitute Fund’s procedures thereunder. Nevertheless, the circumstances surrounding the Substitution will be such as to offer the same degree of protection to the Substitute Fund and the Replaced Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, because of the circumstances surrounding the Substitution, no investment manager to a replaced portfolio could “dump” undesirable securities on the Substitute Fund or retain its desirable securities for other portfolios or have them transferred to its other advisory clients. Nor can the Companies (or any of the affiliates of each) effect the proposed transactions at a price that is disadvantageous to the Substitute Fund or the Replaced Fund. Although the transaction may not be entirely for cash, it will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of the Substitute Fund and the Replaced Fund valued in accordance with the procedures disclosed in the registration statement for the Substitute Fund and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed transaction. In addition, the ING Investors Trust Board will subsequently review the Substitution and make the determinations required by paragraph (e)(3) of Rule 17a-7.

O. Except as noted below, applicants state that the Substitution will take place in accordance with the requirements enumerated in Rule 17a-7 under the 1940 Act and with the approval of the Board of ING Investors Trust, except that the Substitution may be effected in cash or in-kind. Among other things, Rule 17a-7 requires, in relevant part, that:

     (a) The transaction is a purchase or sale, for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available; (b) The transaction is effected at the independent current market price of the security. For purposes of this paragraph the “current market price” shall be: . . . (4) . . . the average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry; (c) The transaction is consistent with the policy of each registered investment company and separate series of a registered investment company participating in the transaction, as recited in its registration statement and reports filed under the [1940] Act; (d) No brokerage commission, fee (except for customary transfer fees), or other remuneration is paid in connection with the transaction; (e) The board of directors of the investment company, including a majority of the directors who are not interested persons of such investment company, (1) adopts procedures pursuant to which such purchase or sales transactions may be effected for the company, which are reasonably designed to provide that all of the conditions of this section in paragraphs (a) through (d) have been complied with, (2) makes and approves such changes as the board deems necessary, and (3) determines no less frequently than quarterly that all such purchases or sales made during the preceding quarter were effected in compliance with such procedures; (f) The board of directors of the investment company satisfies the fund governance standards defined in Section 270.0-1(a)(7); [and] (g) The investment company (1) maintains and preserves permanently in an easily accessible place a written copy of the procedures (and modifications thereto) described in paragraph (e) of this section, and (2) maintains and preserves for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in a readily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold, the identity of the person on the other side of the transaction, the terms of the purchase or sale transaction, and the information or materials upon which the determination described in paragraph (e)(3) of this section were made.

P. With regard to the Substitution involving in-kind transfers, the investment adviser of the Substitute Fund and the investment adviser to the Replaced Fund intend to value securities selected for transfer between the two funds in a manner that is consistent with the current methodology used to calculate the daily net asset value of the Replaced Fund. Where the Replaced Fund’s investment adviser employs certain third party, independent pricing services to value securities held by the Replaced Fund (“Vendor Pricing”), the investment adviser of the Substitute Fund and the Replaced Fund’s investment adviser will employ Vendor Pricing to value securities held by the Replaced Fund that are selected for transfer to the Substitute Fund. Vendor Pricing will be used in the Substitution. Generally, the redemption of securities from the Replaced Fund and subsequent transfer to the Substitute Fund will be done on a pro-rata basis. In the event that the Replaced Fund holds illiquid or restricted securities or assets that are not otherwise readily distributable or if a pro-rata transfer of securities would result in the parties holding odd lots, the investment advisers may agree to have the Replaced Fund transfer to the Substitute Fund an equivalent amount of cash instead of securities.

Q. After the assets have been contributed to the Substitute Fund, responsibility for valuation of the securities held by the Substitute Fund will shift to the valuation committee of the Substitute Fund’s Board. At the end of the first trading following the transfer, the valuation agent and custodian for the Substitute Fund will value the securities held by the Substitute Fund. The foregoing notwithstanding, the Substitute Fund Board will retain ultimate responsibility for valuation decisions.

R. The Applicants believe that the use of neutral, third party vendor prices will ensure that both portfolios utilize unbiased evaluations in determining respective security and, ultimately, portfolio market values. In the event that independent pricing services do not provide valuations for a specific security selected for transfer, the Substitute Fund’s investment adviser and the Replaced Fund’s investment adviser, in accordance with paragraph (b)(4) of Rule 17a-7 under the 1940 Act, will rely on the “average of the highest current independent bid and lowest current independent offer determined on the basis of reasonable inquiry . . . ” in valuing any such security.

S. The Substitution is consistent with the general purposes of the 1940 Act, as enunciated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the issues or abuses that the 1940 Act is designed to prevent. Moreover, the proposed transactions will be effected in a manner consistent with the public interest and the protection of investors, as required by Section 6(c) of the 1940 Act. Contract owners will be fully informed of the terms of the Substitution through the supplements and the Post-Substitution Confirmation and will have an opportunity to withdraw from the Replaced Fund through reallocation to another subaccount or otherwise terminate their interest thereof in accordance with the terms and conditions of their Contract prior to the Effective Date.

VI - CONDITIONS

For purposes of the approval sought pursuant to Section 26(c) of the 1940 Act, the Substitution described in the application will not be completed unless all of the following conditions are met:

A. The Substitution will not result in the type of costly forced redemptions that Section 26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant conditions of the Substitution described in the Application include:

     1. The Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund, so that the objective of the affected Contract Owners can continue to be met;

     2. For two years following the implementation of the Substitution described herein, the net annual expenses of the Substitute Fund will not exceed the net annual expenses of the Replaced Fund immediately preceding the Substitution. To achieve this limitation, DSL will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution;

     3. Affected Contract Owners may reallocate amounts from the Replaced Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

     4. The Substitution will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

     5. The Substitution will take place at relative net asset value without change in the amount or value of any Contract held by affected Contract Owners. affected Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

     6. The Substitution will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the Substitute Fund. No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund or the Substitute Fund or affected Contract Owners in connection with the Substitution;

     7. The Substitution will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any affected Contract Owner;

     8. The Companies will send to their affected Contract Owners within five (5) business days of the Substitution a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitution) and detail the transactions effected on behalf of the respective affected Contract Owner with regard to the Substitution. With the Post-Substitution Confirmations the Companies will remind affected Contract Owners that they may reallocate amounts from the Substitute Fund without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract; and

     9. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on affected Contract Owners.

     10. Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

     The Applicants consent to be bound by the terms and conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

B. The Substitution and related transactions described in the Application will not be completed unless all of the following additional conditions are met:

     1. The Commission shall have issued an order (a) approving the Substitution under Section 26(c) of the 1940 Act; and (b) exempting the in-kind redemptions from the provisions of Section 17(a) of the 1940 Act as necessary to carry out the transaction described in the Application;

     2. Each affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of the Application; (b) a prospectus for the Substitute Fund, and (c) a second supplement to the Contract prospectus setting forth the Effective Date and advising affected Contract Owners of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and

     3. The Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of investment company shares in the manner contemplated by the Substitution and related transactions described herein; (b) the transaction can be consummated as described in the Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

VII. CONCLUSION

Applicants assert that, for the reasons summarized above, the requested order approving the Substitution and related transactions involving redemptions should be granted.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

___________________________________________ Deputy Secretary

Release No. IC - ________; File No. 812-_________.